September 22, 2010

Mark P. Shuman

Branch Chief-Legal

Katherine Wray

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

OICco Acquisition III, Inc.

Registration Statement on Form S-1

Filed July 16, 2010

File No. 333-168185

Dear Mr. Shuman,

The following are the registrants responses to you comment letter of August 13, 2010.

General

1.

We note that three companies with names similar to the company’s –OICco Acquisition I, Inc., OICco Acquisition II, Inc. and OICco Acquisition IV, Inc.- have filed registration statements on Form S-1 seeking to register blank-check offerings by the companies and their sole selling shareholders. See Form S-1 (file no. 333-162084), Form S-1 (file no. 333-165686), and Form S-1 (file no. 333-165760). We note further that these entities have the same counsel, auditor, and principal business address as OICco Acquisition III, Inc. and that your sole officer, director and shareholder Ronald Davis is also the sole officer, director and shareholder of OICco Acquisition II and OICco Acquisition IV. Please explain to us in your response letter, with a view towards disclosure, the nature of your relationships with OICco Acquisition I, OICco Acquisition II, and OICco Acquisition IV, Inc. including whether you have any agreement or arrangement with these entities or their affiliates relating to pursuit of a potential business combination or otherwise. Please file any such agreements or written descriptions of any oral agreements as exhibits to your registration statement.

There are no written or oral agreements regarding any relationship with OICco I or IV. Each blank check company in which I have an interest will have essentially the same structure and the same shareholders. As to OICco IV and III it is the intent of Ron Davis to present all available 419 entities to each prospective purchaser and let such purchaser decide which it prefers.

Prospectus Cover Page, page 3

2.

Please disclose on your cover page, as you have done elsewhere in the filing, the fixed price at which the selling shareholder will offer and sell his securities for the duration of the offering.

Disclosure added that the selling shareholder will be selling at a fixed price for the duration of the offering of $0.10.

3.

As you are aware, you are required to comply with Rule 419 for the offering by the company as well as for the resale offering by Mr. Davis. See Regulation S-K Compliance and Disclosure Interpretation 616.02. We note in this regard that you state on page 7 that proceeds from any sale of shares held by Mr. Davis will be held in the escrow account. Please add disclosure on the cover page and elsewhere as appropriate to clarify that the resale offering is subject to the requirements of Rule 419 and that the proceeds from the resale of shares held by Mr. Davis will be deposited in the escrow account. In addition, please disclose whether the shares held by Mr. Davis will be deposited in the escrow account. Please file as an exhibit any agreement under which Mr. Davis has agreed to deposit his securities and any proceeds from the sale of the securities in escrow, and disclose how the selling shareholder is being required to comply with Rule 419 and the terms of the offering.

Clarified to reflect that the resale offering is subject to the requirements of Rule 419 and that the proceeds from the resale of shares held by Mr. Davis and the shares held by Mr. Davis will be/have been deposited in the escrow account. Revised Escrow Agreement with Mr. Davis as a party has been submitted.

4.

Further to the above comment, we note that Mr. Davis is not a party to the escrow agreement filed as Exhibit 99b in his capacity as a selling shareholder. Revise the escrow agreement to include the selling shareholder as a party and to provide that he is subject to the provisions of Rule 419. Alternatively, tell us, if it is your belief, how you determined that he is not required to be a party to the agreement. Please see Rule 419(b)(4).

Revised Escrow Agreement with Mr. Davis as a party has been submitted.

5.

The third paragraph on this page states that the proceeds from the sale of shares in this offering “will be payable to OICco Acquisition III, Inc.” We note that the subscription agreement filed as Exhibit 99a instructs investors to make checks payable to an account by this same name. However, disclosure on pages 7 and 17 states that the proceeds shall be payable by check to “ClearTrust LLC fbo OICco Acquisition I, Inc.” Please revise to ensure that the name of the account to which subscription proceeds will be applied is consistent and accurate throughout your filing and applicable agreements. Please also confirm supplementally, if accurate, that proceeds from the offering for OICco Acquisition III will be held in a separate designated escrow account and will not be held in the same account with proceeds from other offerings, such as offerings by other OICco entities.

Revised to clarify that subscriptions should be made out to ClearTrust LLC fbo OICco Acquisition I, Inc. The proceeds from the offering for OICco Acquisition will be held in a separate designated escrow account and will not be held in the same account with proceeds from other offerings, such as offerings by other OICco entities.

6.

We note the following statements in the third paragraph on this page:

•

“All subscription funds will be held in escrow by Clear Trust LLC at Synovus Bank in a non-interest bearing Account [sic] pending the achievement of the Minimum Offering and no funds shall be released to OICco Acquisition III, Inc. until such time as the minimum proceeds are raised;” and

•

“If the minimum offering is not achieved within 180 days of the date of this prospectus, all subscription funds will be returned to investors promptly without interest or deduction of fees.”

Please indicate the percentage of escrowed funds, if any, that may be released to the company once the minimum proceeds are raised, and advise how the release of such funds is consistent with the requirements of Rule 419(b). Please also ensure that the above-referenced statements are consistent with the disclosure on page 7 that states that “[a]ll subscription funds will be held in escrow pending the achievement of the Minimum Offering after which no funds shall be released to OICco Acquisition III, Inc. until such a time as the escrow conditions are met…other than 10% which may only be released to OICco upon completion of the offering.”

Revised to state that no more than 10% of the escrowed funds may be released to the Company and not until the close of the offering in compliance with Rule 419.

7.

 Please revise the fourth paragraph on this page that begins, “The offering may terminate….” to clarify, if accurate and as disclosed elsewhere in your filing, that the extension of the offering to which you refer is limited to an additional 180 days.

Revised to clarify that the extension of the offering is limited to an additional 180 days.

8.

Your prospectus cover page and summary should be written in plain English. In this regard, we note that the sixth paragraph on your cover page and the fifth paragraph on page 7 each provide a legalistic recitation of certain elements of Rule 419 that makes the substance of the disclosure difficult to understand. Please revise to provide a clear and concise explanation of the legal provisions you reference, avoiding legal jargon and focusing on the information that is material to an understanding of the offering and escrow arrangements. You may wish to provide a cross reference to a more detailed discussion of blank check companies and Rule 419 elsewhere in the filing. See Rule 421 under the Securities Act and Item 501(b)(8)(iii) of Regulation S-K. Replace vague and non-descriptive text such as references to “certain specified criteria” and “sufficient number of investors” with more meaningful disclosure. In this regard, we note that your disclosure on page 8 and the escrow agreement filed as Exhibit 99b provide that a proposed acquisition will be consummated only if investors having contributed 80% of the maximum offering proceeds elect to reconfirm their investments.

Revised to provide for plain English and “certain specified criteria” and “sufficient number of investors” have been replaced.

9.

We note your disclosure in the sixth paragraph on this page that indicates that up to 10% of the deposited funds may be released from the escrow account prior to an acquisition pursuant to Rule 419. Clarify in this disclosure whether the 10% of funds to which you refer will be released only after the offering is completed, or alternatively, whether it may be released while the offering remains ongoing.

This 10% may be released only after the offering is completed.

Summary Information and Risk Factors, page 6

10.

You state that 90% of the net proceeds of the offering will be placed in escrow “[u]pon completion of this offering.” Rule 419(a)(2)(i) requires that the gross offering proceeds, after permissible deductions, must be deposited promptly into the escrow account. Accordingly, please revise to clarify that the net proceeds will be deposited promptly upon receipt, or advise.

Revised to clarify that the net proceeds will be deposited promptly upon receipt.

The Company, page 6

11.

Given that you appear to be registering for resale all of the shares of common stock held by Mr. Davis, please explain the references to a lock-up agreement in the fourth paragraph of this section and on page 20. Please file the lock up agreement as an exhibit and note that we will need sufficient time to review this agreement prior to the requested effectiveness date. If you believe that the lock-up agreement is not required to be filed pursuant to paragraphs (b)(4) or (b)(10) of Regulation S-K, please provide us with a detailed analysis in support of your conclusion in this regard. In addition, if you do not intend to file the lock-up agreement as an exhibit, please supplementally provide us with a copy of the agreement for our review pursuant to Rule 418 under the Securities Act.

The lock up reference has been deleted as it is immaterial given the escrow provisions of this offering.

The Offering, page 7

12.

We note your disclosure in the third paragraph of this section that you intend to deposit “stock certificates” that are “attributable” to your common stock into an escrow account. Please note that Rule 419 requires that the securities issued in a blank check offering be deposited in an escrow account, not merely the certificates attributable to the securities. Please advise us how depositing such stock certificates complies with Rule 419, or revise your disclosure accordingly.

The stock certificates are the securities. The “attributable” reference has been deleted.

13.

We note your disclosure on page 7 that the “escrow holder will confirm with the sole officer and director of the company the amount held in escrow to determine if the minimum offering has been met.” Please clarify how they will make this determination and when it will be made. Refer to Rule 10b-9 under the Exchange Act. Additionally, clarify the role of your sole officer and director in this determination, and in particular describe the nature of the contemplated interaction of your officer and director with the escrow agent and/or bank with regards to determining whether the minimum offering condition has been satisfied.

The determination of the meeting of the minimum offering amount will be made solely based upon the records of the Insured Depository Institution.

Summary Financial Information

Statements of Operations Data, page 8

14.

We note that the statement of operations data on page 8 is inconsistent with the audited statement of operations on page F-4. Specifically, we note that the statement of operations data reflects net income of $5,188 rather than net loss of $5,188 as reported on the audited statement of operations. Please amend your filing to include statement of operations data that is consistent with amounts reported in your audited statement of operations.

Revised for consistency.

Balance Sheet Data, page 9

15.

We note that the balance sheet data on page 9 is inconsistent with the audited balance sheet on page F-3. Specifically, we note that the balance sheet data omits APIC from the calculation of total stockholders equity. Please amend your filing to include balance sheet data that is consistent with the amounts reported in your audited balance sheet.

Revised for consistency.

Risk Factors, page 9

General

16.

Please review each risk factor heading to ensure it clearly conveys a separate, detailed risk to investors regarding your company, industry or offering. Many of your risk factor headings merely reference a condition or regulation applicable to the company, without referencing the associated risks. We note the following headings, as examples only: “Sole Officer and Director” and “Rule 419 Limitations” It is unclear from these and similar headings the risk or risks posed. Please expand your disclosure to ensure that each of your headings adequately describes the specific risk or risks that you are discussing in the text. In this regard, please consider using complete sentences as risk factor headings.

Risk factor headings clarified.

“No Audited Financial Statements Required Prior to Business Combination,” page 10

17.

You state that the company will not require the business combination target to provide audited financial statements until after the combination has been approved. Please explain to us, if it is your position, why you believe Rule 419(d) or (e) will not require audited financial statements of the target to be included in a post-effective amendment filed in connection with a probably or agreed-upon acquisition. If you believe that audited financial statements of the target will be required in the post-effective amendment only under certain circumstances, please explain. We note also that disclosure elsewhere in your filing, including on page 3 and 7 as examples only, indicates that you will include audited financial statements of the acquisition candidate in the post-effective amendment that contains the reconfirmation offer pursuant to Rule 419(e).

Revised to reflect that audited financial statements will be required before the signing of an acquisition/merger.

“No Agreement for Business Combination or Other Transaction…” page 11

18.

 You indicate here and elsewhere in the filing that the company intends to pursue a business combination with a private entity. Such disclosure suggests that you intend to limit you search for a candidate for a business combination to private companies, yet you disclose on page 22 that you will not restrict your search to any specific kind of firms. Please revise to clarify this apparent inconsistency, or advise.

Revised to remove the reference to a private entity.

“Continued Management Control, Limited Time Availability,” page 11

19.

You disclose that while seeking a business combination, management anticipates devoting “up to” ten hours a month to the business of the company. Please clarify whether there is a minimum amount of time management anticipates dedicating to the company during this period.

Revised to reflect “not less than two and up to ten.”

“Conflicts of Interest Officer and Director,” page 11

20.

This risk factor is not sufficiently detailed to provide meaningful disclosure. For example, you refer to your sole officer and director’s unspecified “other business ventures” that may result in conflicts of interest relating to the company. Please revise to identify the other business ventures to which you refer, and to alert investors of the specific conflicts of interest your sole officer and director may have as a result of such other ventures. Explain how the risks posed by such conflicts of interest make an investment in your securities speculative or risky. See Item 503(c) of Regulation S-K. In particular, you should address conflicts of interest that may arise with respect to marketing the company’s securities. In this regard, we again note that OICco Acquisition II, Inc. and OICco Acquisition IV, Inc., other companies that are controlled by Mr. Davis, have filed registration statements seeking to register blank check offerings.

You should also address in a separately-captioned risk factor the conflicts of interest that may arise with respect to the identification of candidates for a business acquisition and the negotiation and consummation of acquisition agreements arising from the concurrent service of your sole officer and director as an officer or director of these and any other blank check companies. Provide a materially-complete description in an appropriate place in the filing of all material conflicts of interest that relate to OICco Acquisition III.

Revised to read as follows:

The Company's officer and director may in the future participate in other business ventures which compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officer and director is involved in the management of any firm with which the Company transacts business. The Company's Board of Directors has adopted a resolution which prohibits the Company from completing a merger with, or acquisition of, any entity in which management serves as officer, director or partner, or in which he or his family members own or hold any ownership interest. Management is not aware of any circumstances under which this policy could be changed while current management is in control of the Company.

Mr. Davis will continue to hold a significant equity position in Rangeford Resources, Inc. but, he will not hold a management position within the Company. Rangeford is in the process of acquiring various interests in oil and gas properties and in some cases, Mr. Davis may acquite working interests in the same properties. However, care will be taken that all such interests will be disclosed in future filings of Rangeford when the situation occurs. Rangeford will not, at this time, be involved in any acquisition that will result in a change of control or a change in the business purpose of the Company.

Mr. Davis is the sole shareholder, officer and director of both OICco Acquisition II, Inc. and OICco Acquisition IV, Inc.. both of which are blank check companies. Each blank check company in which Mr. Davis has an interest will have essentially the same structure and the same shareholders. Though there may be slight differences in the shares outstanding, acquisition candidates will be selected based on their capitalization requirements. Due the time limitations for completion of an acquisition, the effectiveness date of the Company's registration will play a pivitol role as to which blank check company will be presented first. If there are multiple blank check companies effective, all will be presented to the prospective purchaser and the purchaser will choose. The other OICco entities with which he is involved appear likely to compete directly with the company in connection with the marketing of the companies’ respective securities as well as in connection with the identification of candidates for a business acquisition and the negotiation and consummation of acquisition agreements.

Our officer and director will offer the securities of our company on the same basis as any other blank check company in which he is involved and to the same group of intended shareholders. Our officer and director has years of experience in business and as a result, in addition to friends and relatives, he has numerous business associates and acquaintances. In general, if these friends, relatives and business associates are offered the opportunity to buy shares, they will do so. Also, due the relative small size of the dollar offerings, usually no more the forty or fifty individuals or entities will be required to close an offering. There is, of course, no guarantee that any offering will be subscribed in sufficient quantity to close the offering, but, in that event, investors will receive their money back and the offering will be withdrawn. Offers of each company's stock in which our officer and director is a principal will be made immediately upon the Securities and Exchange Commission deeming it effective and in order of the date on which the registration became effective. Therefore, an offering with the oldest effective date will be closed, before a more recent offering is closed.

Our officer and director is not a full time employee of our company and is actively involved in other business pursuits. He also intends to form additional blank check companies in the future that will have corporate structures and business plans that are similar or identical to ours. Accordingly, they may be subject to a variety of conflicts of interest. Since our officer and director is not required to devote any specific amount of time to our business, he will experience conflicts in allocating their time among his various business interests. Moreover, any future blank check companies that are organized by our officer and director may compete with our company in the search for a suitable target.

In general, officers and directors of a Delaware corporation are obligated to exercise their powers in good faith and with a view to the interests of the corporation. In particular, under Deleware corporate law, officers and directors are required to bring business opportunities to the attention of a corporation if the corporation has an expectancy interest or property right in the opportunity.

To minimize potential conflicts of interest arising from multiple corporate affiliations, our officer and director will not ordinarily make affirmative decisions to allocate a particular business opportunity to a particular acquisition vehicle. Instead, he will provide the available due diligence information on all available acquisition vehicles to the potential target, and ask the potential target to make a final selection. There is no assurance that a potential target will conclude that our company is best suited to its needs or that an acquisition will ever occur.

All blank check companies of which Mr. Davis has an affiliation have passed a resolution under Delaware Section 122(17) which permits a corporation to “renounce … any interest or expectancy of the corporation in, or in being offered an opportunity to participate in, specified business opportunities or specified classes or categories of business opportunities that are presented to the corporation or one or more of its officers, directors or stockholders.”

21.

We note your disclosure that the company’s board has adopted a resolution that prohibits the company from completing a business combination with “any entity in which management serves as officer, director or partner, or in which he or his family members own or hold any ownership interest.” Please tell us whether Mr. Davis, as sole director, officer and shareholder, may change the policies and procedures of this registrant, including its policies related to conflicts of interest, following any sale of securities in this offering. If so, please tell us how changing such policies would be consistent with the disclosure provided in the registration statement regarding such policies. Provide appropriate disclosure throughout the registration statement.

Disclosure removed.

22.

We again note that your sole officer, director and shareholder Mr. Davis appears to be the sole officer, director and shareholder of OICco Acquisition II and OICco Acquisition IV, each of which has filed a Form S-1 registration statement seeking to register a blank-check offering pursuant to Rule 419. In light of the foregoing, please explain your statement that Mr. Davis is not currently participating in any other blank check business ventures and revise your filing as appropriate.

Reference deleted.

“No Public Market for Company’s Securities,” page 12

23.

Please expand this risk factor to state, as you indicate elsewhere in the prospectus, that other than pursuant to certain exceptions permitted by Rule 419, no trading in your common stock being offered will be permitted until the completion of a business combination meeting the requirements of Rule 419. See Rule 419(b)(3)(ii) and (e). Please similarly revise disclosure throughout your filing where you refer to future potential trading of the company’s common stock, for example in your plan of distribution section on page 16 and your market price disclosure on page 21.

Revised to add “Other than pursuant to certain exceptions permitted by Rule 419, no trading in your common stock being offered will be permitted until the completion of a business combination meeting the requirements of Rule 419.”

Dilution, page 15

24.

We note that the decrease in investment to new shareholders as reported on page 15 is $0.09775 and $0.0955 under the minimum and maximum offering scenarios, respectively. Please tell us how you calculated these amounts considering the total offering price per share is $0.025 and the book value per share after the offering is $0.00225 and $0.0045 under the minimum and maximum offering scenarios, respectively.

Revised to correct math.

Selling Shareholder, page 16

25.

Please revise the statement that Mr. Davis “has been deemed” an underwriter to state clearly that he is an underwriter with respect to the offering being registered. Please revise similar references throughout the filing, including on page 17.

Revised to state that Mr. Davis is an underwriter for the purposes of this offering.

Plan of Distribution, page 16

26.

We note your disclosure that Mr. Davis “must sell all of the shares of the new issue offering prior to the sale of any shares held by him.” Such disclosure appears to suggest that Mr. Davis is the seller of the shares offered by OICco Acquisition III, as opposed to the company’s selling agent for such shares. Please revise accordingly. In addition, please specify, if accurate, that the maximum number of shares (2 million) offered by the company must be sole before any of the 8 million shares offered by Mr. Davis may be resold.

Revised for clarification and to specify that the maximum number of shares offered by the company must be sold before any of Mr. Davis’ shares.

27. In addition, please tell us the source of the condition precedent to any sales of shares by Mr. Davis, and in particular the condition that his shares may not be sold before the shares offered by the company have been sold. File any written agreement or a brief description of any oral agreement as an exhibit. If there is no such agreement, please explain how you determined such an obligation is enforceable. See Item 601(b)(1) of Regulation S-K. Provide risk factor disclosure as appropriate.

Revised to acknowledge that such agreement is unenforceable.

28.

You state that “Funds received by the sales agent in connection with sales of our securities will be transmitted immediately into a[n] escrow account until the minimum sales threshold is reached.” Please revised this disclosure to clarify that the sales agent will receive, instead of “funds,” checks payable to a specified account, as indicated elsewhere in your disclosure, or advise. In addition, clarify, if accurate, that other than the portion of the proceeds releasable pursuant to Rule 419, the net proceeds will continue to be deposited promptly into the escrow account, even after the minimum sales threshold is reached, until they are permitted to be released to the company or are required to be returned to investors, in each case pursuant to Rule 419. Ensure that you provide consistent and accurate disclosure to this effect throughout the filing.

Revised to clarify that checks payable to a specified account instead of funds will be received and that the net proceeds will continue to be deposited promptly into the escrow account until they are permitted to be released or returned to investors.

29.

Please provide a materially-complete description of the process that will be followed to determine when the “minimum offering is achieved” within the 180-day subscription period or the 180-day extension thereof. For example, clarify who will make this determination and whether the determination will be made based on funds actually collected in the escrow account and reflected in the records of the insured depository institution.

The determination of the meeting of the minimum offering amount will be made solely based upon the records of the Insured Depository Institution.

30.

Please expand your statement at the top of page 17 regarding Mr. Davis’s status as an underwriter of this offering to indicate that as such, he will be subject to the applicable prospectus-delivery and liability provisions of the Securities Act.

Revised to state that “as such he will be subject to the applicable prospectus-delivery and liability provisions of the Securities Act.”

31.

The fourth paragraph on page 17 is a mere recitation of certain requirements of Rule 419 and is not tailored to this offering. Please revise this paragraph to explain more specifically how the company and the selling shareholder will conduct the offering being registered in accordance with Rule 419. As examples only, specify the type of securities being offered, the “certain specified criteria” an acquisition must meet under Rule 419, and the “sufficient number of investors” required to reconfirm their investment prior to release of escrow funds.

Revised to more clearly reflect this offering.

32.

 You indicate that the escrow agreement will remain in effect until either “a reconfirmation offering is completed or 18 months from the effectiveness of this registration, whichever event first occurs,” at which point the escrow agreement will terminate. However, disclosure elsewhere in your filing and the escrow agreement indicate that the escrow agreement will remain in effect until the earlier of: (i) consummation of an acquisition meeting the requirements of Rule 419 (which requirements we not included that the reconfirmation offering be completed), or (ii) the passage of 18 months from the date of the prospectus without the consummation of such an acquisition. Please revise to ensure that disclosure with respect to the escrow arrangement is consistent and accurate here and throughout your filing.

Revised for consistency to reflect that the escrow agreement is in place until the completion of the reconfirmation or end of the 18 month period.

33.

Your plan of distribution disclosure does not appear to address the conditions pursuant to which the securities deposited into the escrow account will be released to investors. Please revise to provide this information.

Release provisions added.

34.

You disclose that the fee of the escrow agent is $1,500. However, Section 4 of the escrow agreement filed as Exhibit 99b provided that the escrow agent fee is a percentage of the funds raised with a minimum fee of $1,500. Please revise as appropriate to ensure that the prospectus accurately describes the fee payable to the escrow agent.

Revised Escrow Agreement Attached.

Description of Business, page 20

35.

Further to comment 11 above, please discuss the interaction between the terms of the lock-up letter agreement with your current shareholder and the terms of the escrow agreement. In this regard, we note that the escrow agreement filed as Exhibit 99b makes no mention of lock-up arrangements with respect to shares held by Mr. Davis. Please provide disclosure regarding the terms of the lock-up agreement where appropriate in your registration statement, including in the Plan of Distribution and Security Ownership of Certain Beneficial Owners and Management sections.

The lock up reference has been deleted given that such agreement is immaterial given the escrow provided for in this offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation

General Business Plan, page 22

36.

You state that the company’s purpose is to acquire a target business that may “seek the perceived advantages of an Exchange Act registered corporation.” Unless the company intends to register a class of securities under Section 12(g) of the Exchange Act in connection with the pending Form S-1, for example by filing a Form 8-A, it is not appropriate to indicate that the company will be “an Exchange Act registered corporation.” If you mean to refer to the status of the company as one that upon effectiveness will be required to file periodic reports with the Commission for the period required by Item 15(d) of the Exchange Act, revise accordingly.

The Company will immediately upon effectiveness of the S-1 file a Form 8-A registering its common share under the Exchange Act of 1934.

Directors, Executive Officers, Promoters and Control Persons, page 25

General

37.

We note the disclosure provided on page 27 relating to how your sole officer and director intends to market the securities of the various blank check companies with which he is involved, and how he will attempt to minimize the conflicts of interest arising from his multiple corporate affiliations in connection with locating and consummating a business acquisition. Please preface this discussion with a separate “conflicts of interest” or similar subheading. In addition, ensure that you identify specifically all the “other business pursuits” with which Mr. Davis is involved. We note in this regard that there is no specific discussion in your management section of the other OICco entities controlled by Mr. Davis. For each listed entity with which he is involved, state the priority and preference that it has vis-à-vis OICco Acquisition III with respect to the presentation of business opportunities.

The following has been added:

Mr. Davis commenced his career at Goldman Sachs & Co. in 1964 as an office boy. Following the completion of graduate school at the University of Southern California and military service, Mr. Davis returned to Goldman Sachs where he worked until joining Dean Witter & Co. (now Morgan Stanley). Areas of work responsibility included syndication and institutional sales. Mr. Davis has no prior experience in identifying acquisition candidates for blank check companies.

In February 2008, Mr. Davis founded Genesis Corporate Development, LLC and is the managing director where he provides business consulting services to start-up companies. Mr. Davis advises on such matters as business plan development, identifying angel groups interested in investments similar to the client’s project, and assists with writing and developing business and finance strategies. Prior to Genesis Corporate Development Mr. Davis operated his consulting services through Heartland Managed Risk, LLC (established in 2002.) This business was combined with Genesis in the spring of 2008. Genesis has been dissolved. All companies in which Mr. Davis has been involved, except for his investment in Rangeford Resources, have been dissolved. As of June 30, 2010, Mr. Davis' attention is exclusively devoted to his involvement with blank check companies.

In March 2008, Mr. Davis founded Walker, Bannister & Dunn, LLC and is the sole member and control person of this Company. Through this business Mr. Davis provides specialized consulting services to businesses seeking private and public equity financing.

In December 2005, Mr. Davis founded St. Vincent Press, Inc. this company was organized to publish short run books with a small audience. The material was to include subjects such as investments, insurance, self directed and check book controlled Individual Retirement Accounts and tax related matters. From inception to Mr. Davis’ resignation from the Company, he provided management and financial backing. In addition, he was instrumental in raising about $50,000 to facilitate future growth and as of December, 2007, Mr. Davis resigned his position to seek other opportunities and is acting in a limited advisory role with the company.

Though most of Mr. Davis' experience on wall street was in the area of syndication and institutional sales, since leaving those positions, he has 25 years experience in various aspects of merger and acquisition. During his tenure as CEO of Caffe Dive, a public entity, he successfully negotiated 41 acquisitions of competitors in a roll-up strategy that helped the company grow from six locations to 47 locations in nine states. Since leaving his position as CEO of Caffe Diva, Mr. Davis has been involved in the merger of seven companies and many reverse mergers.

Mr. Davis is a member of the National Investment Bankers Association and Financial Services Exchange, both of which are associations of firms and individuals involved in the APO, IPO, Private Placement and merger and acquisitions. He is also connected to the Chinese Market and investment bankers and attornies located in Viet Nam, Brizil and Maylasia.

Involvement with Reporting and Public Companies

Mr. Davis was the sole officer and director of Bella Viaggio, Inc., a Reporting Company with the Securities and Exchange Commission. Mr. Davis formed this corporation in June 2007 for the purpose developing day spas and upscale hair salons. Currently Mr. Davis spends approximately 20% of his time towards the development of this business. To date, Bella has not commenced business operations. As part of Mr. Davis' efforts to simplify his operations, he has resigned from Bella Viaggio his positions as President and director and no longer has an interest in the company other than as beneficial owner of 16,000 shares of common stock.

Currently Mr. Davis is a controlling shareholder of Rangeford Resources, Inc., owning approximately 34% of the Company’s common stock. Mr. Davis is a minority shareholder and performs no management role for the Company. Rangeford has not commenced operations except for investigating various oil and gas properties that in the view of management has the best prospects for success. To date, no agreements have been reached and the company continues to generate no revenues.

From August 2007 to December 2007, Mr. Davis was the Treasurer of Friendly Auto Dealers, Inc., a Reporting Company whose common stock is currently listed on the Over the Counter Bulletin Board (“OTCBB”) under the trading symbol FYAD. He served in a limited role for this Company providing accounting services until he resigned from the Company. At the date of his resignation Friendly had not commenced business operations.

In 1994, Mr. Davis was nominated President and Chief Executive Officer of Caffe Diva Group, Ltd., a U.S. based Pink Sheet Public Company, trading under the symbol CFDA. This business was engaged in the roasting and retail sale of gourmet coffee through a 47 store chain of espresso drive-thrus. Mr. Davis provided and directed this business from the time it opened its first store until the 47thstore was acquired. During his stewardship, all of the Company’s stores achieved and maintained profitability. In September of 2000, Mr. Davis resigned from his positions with the Company.

In 2001, after leaving Caffe Diva, Mr. Davis formed BlueStar Coffee, Inc. On May 11, 2001, the Company became a voluntary reporting company with the Securities and Exchange Commission. In June, 2001, the Company filed a Form 15 (c) 211 with NASD and commenced trading on the OTC BB. On or about March 6, 2002, the Company changed its name to Consumer Direct of America and about June 6, 2006, the Company's name was changed to Shearson Financial Network, Inc.

As of Friday, April 23, 2010, Mr. Davis has resigned from his position of President and Director of Bella Viaggio, Inc., a SEC reporting company. In addition, Mr. Davis has wounddown the business operations of Genesis Corporate Development, LLC. Mr. Davis will no longer be taking on clients relating to the advisement on corporate affairs relating to merger and acquisition and financing.

Mr. Davis' activities related to his business activities that have are unrelated to blank check have been wound down. All of his attention is now devoted to principal activities related to blank check companies - OICco II, OICco III, OICco IV and Cheetah Holding Corp.

Conflicts of Interest

Mr. Davis will continue to hold a significant equity position in Rangeford Resources, Inc. but, he will not hold a management position within the Company. Rangeford is in the process of acquiring various interests in oil and gas properties and in some cases, Mr. Davis may acquite working interests in the same properties. However, care will be taken that all such interests will be disclosed in future filings of Rangeford when the situation occurs. Rangeford will not, at this time, be involved in any acquisition that will result in a change of control or a change in the business purpose of the Company.

Mr. Davis is the sole shareholder, officer and director of both OICco Acquisition II, Inc. and OICco Acquisition IV, Inc.. both of which are blank check companies. Each blank check company in which Mr. Davis has an interest will have essentially the same structure and the same shareholders. Though there may be slight differences in the shares outstanding, acquisition candidates will be selected based on their capitalization requirements. Due the time limitations for completion of an acquisition, the effectiveness date of the Company's registration will play a pivitol role as to which blank check company will be presented first. If there are multiple blank check companies effective, all will be presented to the prospective purchaser and the purchaser will choose. The other OICco entities with which he is involved appear likely to compete directly with the company in connection with the marketing of the companies’ respective securities as well as in connection with the identification of candidates for a business acquisition and the negotiation and consummation of acquisition agreements.

Our officer and director will offer the securities of our company on the same basis as any other blank check company in which he is involved and to the same group of intended shareholders. Our officer and director has years of experience in business and as a result, in addition to friends and relatives, he has numerous business associates and acquaintances. In general, if these friends, relatives and business associates are offered the opportunity to buy shares, they will do so. Also, due the relative small size of the dollar offerings, usually no more the forty or fifty individuals or entities will be required to close an offering. There is, of course, no guarantee that any offering will be subscribed in sufficient quantity to close the offering, but, in that event, investors will receive their money back and the offering will be withdrawn. Offers of each company's stock in which our officer and director is a principal will be made immediately upon the Securities and Exchange Commission deeming it effective and in order of the date on which the registration became effective. Therefore, an offering with the oldest effective date will be closed, before a more recent offering is closed.

Our officer and director is not a full time employee of our company and is actively involved in other business pursuits. He also intends to form additional blank check companies in the future that will have corporate structures and business plans that are similar or identical to ours. Accordingly, they may be subject to a variety of conflicts of interest. Since our officer and director is not required to devote any specific amount of time to our business, he will experience conflicts in allocating their time among his various business interests. Moreover, any future blank check companies that are organized by our officer and director may compete with our company in the search for a suitable target.

In general, officers and directors of a Delaware corporation are obligated to exercise their powers in good faith and with a view to the interests of the corporation. In particular, under Deleware corporate law, officers and directors are required to bring business opportunities to the attention of a corporation if the corporation has an expectancy interest or property right in the opportunity.

To minimize potential conflicts of interest arising from multiple corporate affiliations, our officer and director will not ordinarily make affirmative decisions to allocate a particular business opportunity to a particular acquisition vehicle. Instead, he will provide the available due diligence information on all available acquisition vehicles to the potential target, and ask the potential target to make a final selection. There is no assurance that a potential target will conclude that our company is best suited to its needs or that an acquisition will ever occur.

All blank check companies of which Mr. Davis has an affiliation have passed a resolution under Delaware Section 122(17) which permits a corporation to “renounce … any interest or expectancy of the corporation in, or in being offered an opportunity to participate in, specified business opportunities or specified classes or categories of business opportunities that are presented to the corporation or one or more of its officers, directors or stockholders.”

Legal

Mr. Davis was the President and Chief Executive Officer until September 9, 2000 of Caffe Diva Group, LTD. Mr. Davis was asked to resign his position by the Board of Directors because of difference of opinion as to the future direction of the company. Subsequently, after his departure, the company defaulted on a series of short term notes that were to be replaced under his management with proceeds of a private placement that was in the formative stage when Mr. Davis left. Caffe Diva retail locations changed its name to Coffee One and started to move assets out of Caffe Diva so that these assets were not available to the note holders and Mr. Renstra, the President, of New England International Surety refused to pay the note holders. The Oregon Department of Commerce commenced an investigation of Caffe Diva. Oregon regulators offered Mr. Davis a deal. Two years later, they fined Mr. Davis and banned Mr. Davis from engaging in the securities business in Oregon for ten years. Mr. Davis subsequently applied for and passed the requisite examination to be a licensed NASD 63 holder. All of this information was disclosed on theNASD application.

The administrative order relating to Mr. Davis is available at www.lexis.com: “In the Matter of: Caffe’ Diva Group, Ltd. Vista Consulting, New England International Surety, Ronald Davis, and Steven Bolen, Respondents,” No. A-02-0005, Oregon Department of Commerce, Corporation Division, 2002 Ore. Sec. LEXIS 5, October 29, 2002. http://www.oregondfcs.org/securities/enf/orders/A-02-0005.pdf

The findings of fact relating to such order were:

1.

The Caffe' Diva promissory notes which were offered and sold by Respondents CAFFE' DIVA, VISTA CONSULTING, RONALD DAVIS, AND STEVE BOLEN are a "security" as defined in ORS 59.015(19)(a).

2.

The Guarantee Certificates which were offered and sold by Respondents NEW ENGLAND INTERNATIONAL SURETY, CAFFE' DIVA , AND RONALD DAVIS are a "security" as defined in ORS 59.015(19)(a).

3.

Respondents offered and/or sold unregistered securities in the State of Oregon in violation of ORS 59.055.

4.

Respondents offered andlor sold a security in the State of Oregon without being licensed as a broker-dealer or salesperson in violation of ORS 59.165(1).

5.

Respondents, in connection with the offer and/or sale of Caffe' Diva promissory notes and accompanying New England International Surety Guarantee Certificates failed to disclose the following to investors: that Caffe' Diva promissory notes were, given the state of the company, highly speculative investments that were not appropriate for investors that were in or nearing retirement; that Caffe' Diva promissory notes were not registered with the Oregon Division of Finance and Corporate Securities; that New England International Surety Guarantee Certificates were not registered with the Oregon Division of Finance and Corporate Securities; that none of the Respondents was licensed to sell securities in the State of Oregon; that New 2 5 England International Surety was not licensed as a surety with any state licensing authority and 2 6 was in fact a foreign corporation despite its name; an accurate description of the backgrounds PAGE 1 1- CAFFE' DIVA, ET ALIA CEASE AND DESIST ORDER NO. A-02-0005  and management histories of the officers of Caffe' Diva Group, Ltd and New England  International Surety; a detailed, specific description of the financial condition of both Caffe Diva  Group, Ltd and New England International Surety, such that a prospective investor would be  able to determine the ability of both Caffe Diva Group, Ltd and New England International  Surety to pay principal and interest on the promissory notes; a disclosure of the true risks of this  investment, all of which are untrue statements of a material fact andlor omissions to state a  material fact necessary in order to make the statements made, in the light of the circumstances  under which they were made, not misleading in violation of ORS 59.135(2).

The Order as a result of the above proceedings was:

1.

That Respondents shall cease and desist from offering andlor selling securities to persons in the State of Oregon in violation of ORS Chapter 59, OAR Chapter 441, or the Oregon securities law.

2.

That Respondents VISTA CONSULTING AND STEVE BOLEN are, jointly and severally, ordered to pay the sum of SEVENTY FIVE THOUSAND DOLLARS ($75,000.00) as a civil penalty for violations of ORS 59.055, ORS 59.135, and ORS 59.165 2 0 described herein.

3.

That Respondent STEVE BOLEN Respondent DAVIS is prohibited from applying for an Oregon securities license for a period of ten years.

4.

That Respondents are hereby denied use of any exemptions authorized by ORS 59.025 and ORS 59.03 5, until further order of the Director, pursuant to ORS 59.045.

Background of Directors, Executive Officers, Promoters and Control Persons, page 26

38.

We note that you do not describe any experience Mr. Davis may have in identifying acquisition candidates for blank check companies. If Mr. Davis has not such experience, please state that clearly; otherwise describe his material experience. Make similar revisions throughout the prospectus, as appropriate. Disclosure regarding Mr. Davis’s level of expertise should be clear and unambiguous.

Revised to state that he does not have experience in identifying acquisition candidates specifically for blank check companies.

39.

Please also disclose the specific experience, qualifications, attributes or skills of your sole director that led to the conclusion that he should serves as a director. Please refer to Item 401(e)(1) of Regulation S-K.

Revised. See Response 37.

Involvement with Reporting and Public Companies, page 26

40.

Please reorganize your disclosure in this section to provide clear, consistent and updated disclosure. Consider consolidating your disclosure with respect to each particular company discussed in this section. In this regard, we note the following disclosures:

•

You state that Mr. Davis is currently the sole officer and director of Bella Vaiggio, Inc. and that he spends approximately 20% of his time developing this business, but you subsequently state that as of April 23, 2010, Mr. Davis has resigned from his positions as president and director of Bella Viaggio.

•

You state that Rangeford Resources, Inc. has not commenced business operations, but you subsequently state that Rangeford is in the process of acquiring various interests in oil and gas properties.

Revised. Please see response 37.

41.

You disclose that, “Mr. Davis’ sole activity after June 30, 2010 will be limited to companies in which he has the principal and controlling position.” As this date has now passed please update this statement as appropriate.

Revised. Please see response 37.

42.

Please revised the references to your “officers and directors” in this section and elsewhere, if applicable, to reflect that you currently have only one officer and director.

Revised to reflect “officer and director”

43.

We note your disclosure on page 27 relating to the Oregon administrative order entered against Mr. Davis in connection with his involvement with Caffe Diva Group, Ltd. Please provide a separate subheading for this discussion. In addition, ensure that you provide materially-complete descriptive information that is fully responsive to the requirements of Item 401(f) of Regulation S-K with respect to Mr. Davis’s involvement in these and any other legal proceedings within the last 10 years for which Item 401(f) disclosure is required. Clearly describe the Oregon Department of Commerce’s conclusions of law provided in the order and the facts that gave rise to such conclusions, and state the amount of the fine levied, in each case to the extent material to an evaluation of the ability or integrity of your sole officer and director.

Revised. Please see response 37.

44.

Further, we note that the administrative order appears to provide for (among other terms) a ten-year prohibition against Mr. Davis from applying for an Oregon securities license, as well as a denial of his use of certain exemptions under Oregon securities law until further order. See “In Matter of: Caffe’ Diva Group, Ltd. Vista Consulting, New England International Surety, Ronald Davis, and Steve Bolen, Respondents,” No. A-02-005, Oregon Department of Commerce, Corporation Division, 2002 Ore. Sec. LEXIS 5, October 29, 2002. Please explain how the foregoing is consistent with your statement that Mr. Davis was banned from engaging in the securities business in Oregon for five (as opposed to ten) years. In addition, in light of the penalties provided for in the Oregon administrative order, revise your statement on page 20 under “Legal Proceedings” that Mr. Davis “has not been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.”

Revised. Please see response 37.

Security Ownership of Certain Beneficial Owners and Management, page 28

45.

Footnote 3 to the beneficial ownership table indicates that the 0% of your common stock that Mr. Davis will beneficially own following the offering assumes “the sale of the maximum amount of this offering (2,000,000 shares of common stock).” Please revise to indicate, as appears to be the case, that the 0% figure also assumes the resale of 8 million shares held by Mr. Davis covered by this registration statement.

Revised to add that it also assumes the resale of 8,000,000 shares held by Mr. Davis covered by this registration.

Reports to Security Holders, page 29

46.

Please note that you will not be a “fully reporting” company unless you will be registering a class of securities under Section 12 of the Exchange Act. Unless you plan to do so, please revise your disclosure accordingly to inform investors of the limited nature of your reporting obligations and how those differ from those of a fully-reporting company. In addition, provide appropriate risk factor disclosure.

Immediately upon the effectiveness of the S-1, the Company will file a Form 8-A registering its common stock under the Exchange Act of 1934.

Part II

Item 13—Other Expenses of Issuance and Distribution, page II-1

47.

We note your disclosure that although Mr. Davis has agreed to pay all costs and expenses of the offering for the company, there is no enforceable agreement to this effect. Please provide risk factor disclosure discussing the risks posed to the company and investors by the absence of an enforceable agreement in this regard as well as the potential that Mr. Davis may not pay the offering expenses.

Risk factor added.

Signatures, page ii-4

48.

Your registration statement must be signed by your principal financial officer. Please note that any person who signs the form in more than one capacity must indicate each capacity in which he signs the form. Please revise. Refer to instructions as to Signatures 1 and 2 of Form S-1.

Principal financial officer title added.

Exhibit 5.1. Opinion of Harold Gewerter, Esq.

49.

The opinion states that counsel is “of the opinion that the shares will upon the effectiveness of the registration and the issuance of the shares (relating only to the 2,000,000 shares to be issued by the Company under this registration) be duly and validly issued, duly authorized and are fully paid and non-assessable.” This language is unclear. Please have counsel revise the opinion to state clearly (i) whether the 2 million shares being registered for sale by the company will be validly issued, fully paid and non-assessable upon the occurrence of conditions described in the opinion, and (ii) whether the 8 million shares being registered for sale by the selling shareholder are validly issued, fully paid and non-assessable.

Revised to state clearly: (i) the 2 million shares being registered for sale by the company will be validly issued, fully paid and non-assessable upon the occurrence of conditions described in the opinion, and (ii) the 8 million shares being registered for sale by the selling shareholder are validly issued, fully paid and non-assessable.

50.

We note that the opinion has been rendered based on facts “as they presently exist.” Please confirm that you will file a new opinion as close to the desired effective date as practicable or have counsel revise the opinion to remove this language that suggests that the opinion is not valid after July 15, 2010.

Revised to remove suggestive language.

Exhibit 23. 1. Consent of Independent Auditor

51.

We note that the consent issued by Sam Kan & Company refers to their consent to the incorporation by reference in the financial statements of their report dated June 24, 2010. We further note that the financial statements are included in this registration statement. Therefore, please amend your consent to reflect that the Report of Independent Registered Public Accounting Firm is included in this registration statement.

Revised and updated consent attached.

Exhibit 99b. Escrow Agreement

52. With a view to disclosure, please advise how you concluded that the escrow agreement complies with the requirements of Rule 419(b)(1) given that no insured depository institution is party to the agreement. In particular, please address why you believe that the escrow account will be “maintained” by an insured depository institution, and how “the deposit account records of the insured depository institution [will] provide that funds in the escrow are held for the benefit of the purchasers named and identified in accordance with section 330.1 of the of the regulations of the Federal Deposit Insurance Corporation (12 CFR 330.1]…”

ClearTrust, LLC is an SEC registered Transfer Agent along with being a licensed and bonded escrow company. ClearTrust, LLC will utilize a separate and segregated escrow account as Synovus Bank, an FDIC insured institution to hold the escrow on behalf of the individual investors and seller.

We note a number of similar 419 offerings in which a similar escrow arrangement was declared effective by the SEC including but not limited to the following:

Issuer	SEC File Number	Filing Date	Escrow Agent
Stirling Acquisition Corp.	333-142921	May 14, 2007	Continental Stock Transfer & Trust Company
Vantage Energy Services, Inc.	333-138565	November 9, 2006	Continental Stock Transfer & Trust Company
Affinity Media International Corp.	333-128707	March 30, 2009	American Stock Transfer & Trust Company
China Growth South Acquisition Corp.	333-134459	May 25, 2006	American Stock Transfer & Trust Company
PinPoint Advance Corp.	333-138110	October 20, 2006	American Stock Transfer & Trust Company
Echo Healthcare Acquisition Corp.	333-126650	July 15, 2005	Corporate Stock Transfer
Freedom Acquisition Holdings, Inc.	333-136248	August 2, 2006	Continental Stock Transfer & Trust Company
Chardan China Acquisition Corp.	333-111970	January 16, 2004	American Stock Transfer & Trust Company
Navios Maritime Acquisition Corporation	333-151707	June 17, 2008	Continental Stock Transfer & Trust Company
Middle Kingdom Alliance Corporation	333-133475	April 21, 2008	Continental Stock Transfer & Trust Company

53.

The first recital states that “up to $300,000” may be deposited into the escrow account. Please explain why the escrow agreement provides for the deposit of up to $300,000, given that the maximum amount of proceeds to the company and the selling shareholder contemplated by the registration statement is $250,000.

Escrow Agreement Revised to $250,000.

Very truly yours,

/s/ Ronald Davis

Ronald Davis, President